October 11, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Angie Kim

Catherine Brown

Re:                             OncoSec Medical Incorporated

Amendment No. 1 to Registration Statement on Form S-1

Filed September 6, 2011

File No. 333-175779

Dear Ms. Kim:

This letter is in response to the Staff’s comments in its letter dated September 28, 2011 with respect to the Registration Statement (File No. 333-175779) filed by OncoSec Medical Incorporated (“OncoSec” or the “Company”) on July 25, 2011, as amended by Amendment No. 1 filed by the Company on September 6, 2011 (as amended the “Registration Statement”).  The Registration Statement relates to the contemplated registration of the resale of up to 16,440,000 shares (the “Offering Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”).  The Offering Shares are being registered for resale from time to time by the selling stockholders identified in the prospectus forming a part of the Registration Statement.  The 16,440,000 Offering Shares being registered for resale under the Registration Statement include the following:  4,000,000 shares issued to accredited investors (the “Investors”) in a private placement in June 2011 (the “June Private Placement”); 4,000,000 shares underlying Series A Warrants issued to the Investors in the June Private Placement; 4,000,000 shares underlying Series B Warrants issued to the Investors in the June Private Placement; 4,000,000 shares underlying Series C Warrants issued to the Investors in the June Private Placement; 240,000 shares underlying warrants issued to the co-placement agents in connection with the June Private Placement (together with the Series A Warrants, Series B Warrants and Series C Warrants, the “Warrants”); and 200,000 shares issued to a consultant of the Company for services unrelated to the June Private Placement.

OncoSec Medical Incorporated • 4690 Executive Drive Suite 250 • San Diego, California 92121

Telephone: (855) OncoSec (662-6732) or (858) 224-0090 • Fax: (858) 430-3832

Prospectus Cover Page

1.                                      Please revise to provide a closing price of your common stock as of a more recent practicable date.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the closing price of the Company’s common stock as of October 5, 2011.

Summary, page 1

The June Private Placement, page 2

2.                                      We note your response to comment three in our letter dated August 22, 2011 and the related revision to the cover page of your prospectus that “[i]n addition, [you] are registering 240,000 shares of common stock underlying options issued to the co-placement agents in the June Private Placement.” We further note your disclosure elsewhere in the filing and in Section A of Exhibit 10.10, as amended, which refer to issuances of warrants to the placement agents as compensation. Please clarify or revise.

Response:

The Company has amended the cover page to the prospectus to note that it is registering 240,000 shares of common stock underlying warrants.  No options were issued in connection with the June Private Placement.

3.                                      We note your responses to comments four through eight in our letter dated August 22, 2011. Please revise to disclose in your prospectus the information provided in response to these comments or tell us why this information is not material to investors.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to disclose the requested additional information as provided in its response letter to the Staff dated September 6, 2011 (the “September Response Letter”).

4.                                      We note your response to comment five in our letter dated August 22, 2001 that the table provided provides “the dollar amount of the currently determinable payments in connection with the June Private Placement that the company has made or may be required to make…” Please clarify all potential payments that the company has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions, including those potential payments discussed in the first and second paragraphs on page 4 of your response letter as well as the warrants issued to the placement agents.

Response:

The Company has previously disclosed in the table provided in Response No. 5 in its September Response Letter all currently determinable cash payments that it has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions.  In addition to such cash payments, the Company issued warrants to purchase 240,000 shares of its common stock to the co-placement agents in connection with the June Private Placement pursuant to the terms of the Placement Agent Agreement by and between the Company and Rodman & Renshaw LLC (“Rodman”) dated June 1, 2011, as amended on June 21, 2011 (as amended, the “Placement Agent Agreement”).  In addition, the Company issued 200,000 shares of Common Stock to Vista Partners LLC (“Vista”) pursuant to the terms of a consulting agreement with Vista dated April 24, 2011 (the “Consulting Agreement”).

The table below indicates the dollar amount of the currently determinable payments in connection with the June Private Placement, including the value of the warrants issued to the co-placement agents and Common Stock issued to Vista, that the Company has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions, including any payments made to “finders” or “placement agents,” and any other payments or potential payments:

Type of Currently Determinable Payment	Dollar Amount
Placement Agent Fees – Rodman (1)	$108,000
Placement Agent Fees – Roth (1)	$72,000
Placement Agent Warrants – Rodman (2)	$78,425
Placement Agent Warrants – Roth (2)	$52,283
Expense Reimbursement – Rodman & Renshaw, LLC (3)	$30,000
Expense Reimbursement – Vista Partners LLC (4)	$25,000
Common Stock – Vista Partners LLC (5)	$332,000

(1) The Company paid placement agent fees to Rodman and Roth, the co-placement agents, pursuant to the Placement Agent Agreement.  The fees paid were based on a percentage of the gross proceeds of the financing, and were paid as follows: (a) Rodman, 3.6% of gross proceeds, or $108,000; (b) Roth, 2.4% of gross proceeds, or $72,000.

(2)  Reflects the value of the warrants under the Placement Agent Agreement and included in the Offering Shares.  The value was determined based on a Monte Carlo Simulation Analysis completed as of June 24, 2011.

(3)  The Company made a payment of $30,000 to Rodman for reimbursement of travel and other out-of-pocket expenses incurred in connection with the Placement Agent Agreement, including the reasonable fees and expenses of Rodman’s counsel.

(4)   In May 2011, the Company made a payment of $12,500 to Vista for reimbursement of expenses in connection with its provision of consulting services unrelated to the June Private Placement pursuant to the Consulting

Agreement.  The Company is required to make an additional payment for reimbursement of expenses of $12,500 in November 2011.  Other than the cash and stock disclosed in the above table, the Company is not obligated to make further cash or payments to Vista for services under the Consulting Agreement other than the reimbursement of Vista’s expenses incurred providing such consulting services.

(5) Reflects the value of the 200,000 fully vested shares of Common Stock issued to Vista under the Consulting Agreement and included in the Offering Shares.  The shares were valued at $332,000, based on the market price per share as of May 9, 2011, the grant date.

The Company is not required to make any further payments to Roth.  The Company is required to reimburse future expenses for Vista; however, such asmounts are not determinable at this time.  The Company cannot determine whether it will be required to make any additional payments to Rodman or the Investors under the terms described in the first and second paragraphs on page 4 of the September Response Letter, or the amount of such potential payments, if any.  The Company will be required to pay to Rodman a cash placement agent fee and warrants with respect to any public or private offering or other financing or capital-raising transaction of any kind that occurs within nine months after the closing of the June Private Placement, to the extent that such financing or capital is provided to the Company by any of the investors introduced to the Company by Rodman listed in an Appendix to the Placement Agent Agreement (a “Qualified Offering”).  In connection with such a Qualified Offering, the Company would be required to make the following cash and warrant payments:

•             A cash placement fee payable as follows:  (a) 3.6% of the aggregate purchase price paid by each purchaser of securities that are placed in a Qualified Offering up to $10 million; and (b) 6% of the aggregate purchase price paid by each purchaser of securities that are placed in the Qualified Offering that is in excess of $10 million.

•             Warrants to purchase the Company’s common stock upon completion of a Qualified Offering, issuable to Rodman or its designees, as follows: (a) warrants equal to 3.6% of the aggregate number of shares placed in the offering (but excluding any warrants issued to purchasers in the offering) for the aggregate number of shares that equal up to $10 million in aggregate purchase price and (b) warrants equal to 6% of the aggregate number of shares placed in the offering (but excluding any warrants issued to purchasers in the offering) for the aggregate number of shares that equal in excess of $10 million in the aggregate.

At this time the Company cannot determine whether it will be required to make such cash and warrant payments to Rodman or the amount of such payments, if any, because any such payments would be made only upon completion of a financing and would depend on the amount of capital raised in any such financing.  Other than as described in this Response No. 4, the Company has not made and is not required to make any payments to Rodman or Roth.

In addition, as the Company describes in paragraph 2 of Response No. 5 to the September Response Letter, the amounts described above do not include additional payments that the Company may be required to make to the Investors in the June Private Placement under certain circumstances pursuant to the terms of the Securities Purchase Agreement dated June 21, 2011 by and between the Company and the Investors in the June Private Placement (the “Securities Purchase Agreement”) and the Registration

Rights Agreement dated June 24, 2011 by and between the Company and the Investors in the June Private Placement (the “Registration Rights Agreement”) but that are currently indeterminable, including (a) potential liquidated damages for failure to register the Offering Shares issued or issuable upon exercise of warrants to the Investors in the June Private Placement (such liquidated damages not to exceed 9% of the aggregate subscription amount paid by each Investor in the June Private Placement), (b) amounts payable if the Company fails to timely deliver certificates representing the required number of shares upon exercise of the Warrants, and (c) amounts payable if the Company and the Company’s transfer agent fail to timely remove certain restrictive legends from certificates representing shares of Common Stock.  The Company has complied and intends to continue to comply with the requirements of the Registration Rights Agreement and does not currently expect to make any such payments; however, it is possible that such payments may be required.

Other than as described above, the Company has not made, and is not required to make, any potential payments to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions.

5.                                      We note your response to comment seven in our letter dated August 22, 2011. Please clarify the tabular disclosure provided by providing all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four above.

Response:

Gross proceeds received by the Company in the June Private Placement:	$3,000,000	(1)

Total possible and currently determinable cash payments in connection with the June Private Placement:	$210,000	(2)

Total possible and currently determinable non-cash payments in connection with the June Private Placement	$130,708	(3)

Resulting net cash proceeds to the Company in connection with the June Private Placement:	$2,790,000	(4)

Resulting net proceeds to the Company in connection with the June Private Placement, including cash and non-cash payments:	$2,659,292	(5)

Total possible profit to be realized as a result of any exercise discounts underlying the Series B Warrants:	$1,480,000	(6)

(1)          Does not include the potential gross proceeds payable to the Company upon exercise of the Warrants, which are equal to $12,600,000.

(2)          Total possible and currently determinable cash payments are as disclosed in the Company’s response to the Staff’s comment five, excluding cash and common stock paid to Vista but including all cash payments issued to the co-placement agents.  As disclosed in the Company’s response to comment five, this dollar amount does not include additional payments that the Company may be required to make under certain circumstances but that are currently indeterminable, including (a) potential payments to Rodman in connection with a future financing, (b) potential liquidated damages for failure to register the Offering Shares and the Common Stock issued or issuable upon exercise of warrants to the Investors in the June Private Placement (such liquidated damages not to exceed 9% of the aggregate subscription amount paid by each investor in the June Private Placement), (c) amounts payable if the Company fails to timely deliver certificates representing the required number of shares upon exercise of the Warrants, and (d) amounts payable if the Company and the Company’s transfer agent fail to timely remove certain restrictive legends from certificates representing shares.  The total value of the cash issued to Vista is excluded from the table, as such payments were made pursuant to the Consulting Agreement, are wholly unrelated to and independent from the June Private Placement, and had no impact on the amounts paid by the Company or the gross proceeds received by the Company in the June Private Placement transaction.  The total value of the cash and common stock issued and issuable to Vista as disclosed in Response No. 4 above is $357,000.

(3)          Includes the value of the warrants issued to the co-placement agents as disclosed in the Company’s response to the Staff’s comment five.  Excludes the value of the common stock issued to Vista, as discussed in Note 2 above.

(4)          Resulting cash net proceeds is calculated by subtracting the total possible and currently determinable cash payments from gross proceeds.  As described in Note 2 above, the value of the cash and common stock paid to Vista has not been included in this calculation.

(5)          Resulting cash and non-cash net proceeds is calculated by subtracting the total possible and currently determinable cash and non-cash payments from gross proceeds.  As described in Note 2 above, the value of the cash and common stock paid to Vista has not been included in this calculation.

(6)          Calculated as of June 21, 2011, the date of entry into the Stock Purchase Agreement.  It should be noted that the last trading price of the Company’s common stock on the OTC Bulletin Board on June 24, 2011, the date of the closing of the June Private Placement, was $0.77.  Calculated as of June 24, 2011, the total possible discount to the market price of the Company’s common stock would have been $60,000.  As described in Note 2 above, the cash and common stock paid to Vista has not been included in this calculation.

6.                                      We note your response to comment eight in our letter dated August 22, 2011 and footnote one to the table provided in your response. Please clarify why the number of shares held by the directors and officers in your beneficial ownership table is inconsistent with the number in the second row of your response.

Response:

The beneficial ownership table included in the initial Registration Statement filed by the Company on July 25, 2011 did not include the shares held by two of the Company’s employees who are now executive officers of the Company.  The Company has amended the Registration Statement to reflect the shares held by these executive officers, such that the total number of shares held by directors and officers disclosed in the last line of the beneficial ownership table of the Registration Statement now equals the balance included in the September Response Letter.

7.                                      We note the last two sentences of your response to comment nine in our letter dated August 22, 2011. Please state this in your filing.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to include the last two sentences of Response No. 9 of the September Response Letter.

Selling Stockholders, page 16

8.                                      We note your response to comment 10 in our letter dated August 22, 2011. We also note your disclosure in the fifth paragraph under this heading that the table “sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with [you] or with any of [y]our predecessors or affiliates…” it does not appear that you have included a materially complete description of the relationships which the selling stockholders have had in the past three years in the footnotes to the table as described in the lead-in to this table. Please revise to include in the footnotes to the table a description of the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with you or with any of your predecessors or affiliates or include in the footnotes a cross-reference to this disclosure elsewhere in your filing.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to include a more thorough and complete description of these relationships.

9.                                      We note your response to comment 12 in our letter dated August 22, 2011 and the related revisions in your filing. Please revise to remove the qualifying statement “[t]o the best of our knowledge.” We would not object if you attribute this statement to information provided by your selling stockholders.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to remove the qualifying statement noted above.

Selling Stockholders, page 16

10.                               We reviewed your revised disclosure in response to comment 13 in our letter dated August 22, 2011 and we reissue that comment in part. Please revise to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares offered by Vista Partners LLC.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide this information.

Description of Securities, page 19

Authorized Capital Stock, page 19

11.                               We note your response to comment 15 in our letter dated August 22, 2011 that the decrease in shares was a result of “17,280,000 shares of common stock held by the Company’s previous majority stockholders [which] were returned to the Company for no consideration.” With a view toward disclosure, please explain why these majority stockholders returned their common stock to the company for no consideration.

Response:

On February 28, 2011, the Company’s former majority shareholders and directors, Ronald Dela Cruz and David Marby, entered into an agreement to sell certain of the shares held by them to Mr. Punit Dhillon, Dr. Avtar Dhillon and certain other purchasers in a private transaction.  The Company was not a party to this agreement.  As a condition of their acquisition of such shares from Mr. Dela Cruz and Mr. Marby, the purchasers of such shares required Mr. Dela Cruz and Mr. Marby to cancel and return to the Company the remaining shares of the Company’s Common Stock held by them, for no consideration.  In response to the Staff’s comment, the Company has amended the Registration Statement to include additional disclosure on this matter.

Exhibit 10.10

12.                               Please provide the Appendix to this agreement which is referenced in your response to comment five in our letter dated August 22, 2011. Please also provide the letter agreement dated May 17, 2011 between you and Rodman & Renshaw, LLC which is referenced on the penultimate page of this exhibit.

Response:

The Company has amended the Registration Statement to re-file Exhibit 10.10 to include the Appendix (Schedule I) to the Placement Agent Agreement.  The reference to “May 17, 2011” in the letter agreement is incorrect and reflects a scrivener’s error in that document; instead, this should refer to

“June 1, 2011”, the date of the Placement Agent Agreement.  The re-filed Exhibit 10.10 now refers to the correct date.  Other than the Placement Agent Agreement filed as Exhibit 10.10 to the Registration Statement, the Company has not entered into any agreements with Rodman & Renshaw, LLC.

* * * * * *

Please direct any comments or inquires regarding the foregoing to me at (855) 662-6732 (telephone) or (858) 430-3832  (facsimile).

Very truly yours,

/s/ Punit Dhillon
Punit Dhillon
President and CEO